SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                           PURSUANT TO RULE 13a-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934


For the period of                 November 29, 2002
                  ---------------------------------------------------------


                      Crystallex International Corporation
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)


        Suite 902, 700 West Pender Street, Vancouver, BC, V6C 1G8, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


                       Form 20-F  X     Form 40-F
                                 ---               ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                          Yes         No  X
                              ---        ---

Crystallex
International Corporation
For immediate release                                          November 29, 2002
RM: 20-02

CRYSTALLEX ANNOUNCES 2002 T QUARTER RESULTS

TORONTO, ONTARIO, November 29, 2002 - Crystallex International Corporation (TSX, AMEX; KRY) today filed third quarter 2002 results. Management's Discussion and Analysis follows.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002
(in Canadian dollars, except per ounce amounts in US dollars)

Management's Discussion and Analysis ("MD&A") of the financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") should be read in conjunction with the unaudited consolidated financial statements and the notes. The Company prepares and files its consolidated financial statements and MD&A in Canadian dollars.

Crystallex and its subsidiaries are engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Crystallex produces gold In Uruguay and Venezuela.

HIGHLIGHTS

O On September 17, 2002 Crystallex and the Corporacion Venezolana de Guayana, (the "CVG") signed a definitive Mining Operation Agreement for the development of Las Cristinas 4, 5, 6, and 7. This followed an announcement on September 6 of CVG's selection of Crystallex to develop Las Cristinas.

O Crystallex paid US$15 million to the CVG for the use of Las Cristinas drill data, drill core, studies and infrastructure, including a camp and access to an electric substation.

O Production of gold from La Victoria was below plan as a result of lower tonnes mined and continued low recoveries from the refractory sulphide ore that has been mined since April this year. Mining rates were impacted by poor equipment availability, whilst recoveries remained low, at 73% for the quarter, as the Revemin mill expansion was delayed. In part, the mining and mill expansion fell behind schedule as a consequence of making the US$15 million payment during the quarter to the CVG. Metallurgical testwork indicates that the ore from La Victoria requires flotation and regrinding to improve recovery of gold to 90%. The mill expansion incorporates flotation and regrind circuits and is currently planned to be operational by the end of the second quarter 2003.

o Gold production for the quarter was 23,007 ounces at total cash costs of US$252 per ounce.

O San Gregorio continued to produce according to plan and demonstrate cost improvements, lowering total cash costs to US$226 per ounce for the third quarter, 5% lower than the comparable period last year.

O Development of the Tomi underground mine continued and the first high grade ore is expected to be mined in January 2003.


SUMMARY PRODUCTION STATISTICS
----------------------------------------------------------------

US$                           Three Months      Nine Months
                                     Ended            Ended
                                  Sept. 30         Sept. 30
                           ---------------  ---------------
                             2002     2001    2002     2001
----------------------------------------------------------------
Production - Uruguay       15,840   15,634  49,126   48,976
(ozs)

Production Venezuela        7,167   12,476  21,279   32,340
(ozs)

Total Gold                 23,007   28,110  70,405   81,316
Production (ozs)

Total Cash Cost Per          $252     $222    $266     $235
Ounce1

Avg. Realized Price         $2882     $314    $305     $338
Per Oz.

Avg. Spot Price Per          $314     $274    $306     $269
Oz.
----------------------------------------------------------------

1. Includes Royalties and Production Taxes.

2. Reflects delivery against forward positions below the prevailing spot price, and also the impact of buying back positions during the quarter. The accounting treatment of the latter reduced the average realized price by US$7 per ounce.


THIRD QUARTER AND NINE MONTHS F1NANCIAL PERFORMANCE
--------------------------------------------------------------------------------

C$ thousands                  Three Months Ended          Nine Months Ended
                                        Sept. 30                   Sept. 30
                              ------------------          -----------------
                                2002        2001            2002      2001
--------------------------------------------------------------------------------
Revenue                       $10,364     $13,632         $33,683   $42,231
Net Operating Cashflow        $    96     $ 1,618         $(8,442)  $ 4,490
Net Income (Loss)             $(2,933)    $    11         $(7,337)  $   900
Net Income (Loss) per Share     (003)        0.00           (0.09)     0.02
--------------------------------------------------------------------------------

For the third quarter ended September 30, 2002, Crystallex reported a net loss of C$2.93 million, or C$0.03 per share, as compared with net income of C$l1,045, or nil per share in the third quarter of 200l. Net Operating Cashflow (after changes in working capital) for the third quarter was C$96,210, as compared with C$1.62 million during the similar period in 2001.

Gold production for the third quarter 2002 was 23,007 ounces at a total cash cost of US$252 per ounce, as compared with 28,110 ounces at a total cash cost of US$222 per ounce for the year earlier period. Production was lower and costs higher due to fewer tonnes processed and low recovery of gold from the La Victoria sulphide ore in Venezuela. Gold sales revenue was C$l0.36 million for the third quarter, a decline from C$13.63 million for the comparable period in 2001. The average price realized during the third quarter was US$288 per ounce, lower than the average realized price of US$314 during the third quarter 2001. The Company's average realized price per ounce of gold was below the average spot price for the third quarter as a result of delivering against forward sales positions with exercise prices below the prevailing spot gold price and accounting for the impact of buying back positions during the quarter.

For the first nine months of 2002, Crystallex reported a net loss of C$7.34 million, or C$0.09 per share, as compared with net income of C$900,824, or C$0.02 per share for the same period in 2001. Net Operating Cashflow (after changes in working capital) was a utilization of C$8,44 million, as compared with positive net operating cashflow of C$4.49 million during the similar period in 2001.

Gold production for the first nine months of 2002 was 70,405 ounces at a total cash cost of US$266 per ounce, as compared with 81,316 ounces at a total cash cost of US$235 per ounce for the year earlier period. Despite nine months of production from La Victoria in 2002, (La Victoria commenced mining in April
2001) gold production was lower than the nine month period in 2001 due principally to the transition from saprolite ore to harder, sulphide ore which has reduced recovery of gold from La Victoria ore to 76% for the nine month period in 2002, as compared to 91% for the same period in 2001. Gold sales revenue was C$33.68 million for the first nine months of the year, a decline from C$42.23 million for the comparable period in 2001. The average price realized during the nine month period was US$305 per ounce, as compared to an average spot price of US$306 per ounce for the same period.


OPERATIONS REVIEW
--------------------------------------------------------------------------------
100% Basis               Three Months Ended                   Nine Months Ended
                                   Sept. 30                            Sept. 30
                     ----------------------              ----------------------
                          2002         2001               2002             2001
--------------------------------------------------------------------------------
URUGUAY
San Gregorio
(100% Crystallex)
Tonnes Mined            278,962      237,742            777,656         653,825
Tonnes Ore Processed    266,962      265,563            835,357         811,759
Average Grade
 (grams/tonne)             2.01         2.04               2.03            2.07
Recovery Rate(%)           91.2%        90.0%              92.3%           90.4%
--------------------------------------------------------------------------------
Production (ounces)      15,840       15,634             49,126          48,976
Cost per Tonne         $  13.42     $  14.11        $     14.08        $  14.80
 Of Ore Processed

Production Costs (US$/ounce):

Cash Operating Costs   $    218     $    233        $       226        $    237
Royalties, Refining &  $      8     $      6        $         8        $      8
 Production Taxes
--------------------------------------------------------------------------------
Total Cash Cost
 Per Ounce             $    226     $    239        $       134        $    245
--------------------------------------------------------------------------------
VENEZUELA

La Victoria
(51% Crystallex)(1)
Tonnes Mined            288,299       77,406          1,005,138         164,839
Tonnes Ore Processed     92,137       80,326            244,801         187,189
Average Grade
 (grams/tonne)             3.17         3.31               2.75            3.31
Recovery Rate(%)           72.7%        89.3%              76.5%          90.62%
--------------------------------------------------------------------------------
Production (ounces)       6,770        7,633             16,568          18,052
Tomi Open Pit
(100% Crystallex)
Tonnes Mined                301       25,971             25,473         113,728
Tonnes Ore Processed        517       40,232             22,957         121,470
Average Grade
 (grams/tonne)             3.47         2.62               2.90            3.11
Recovery Rate (%)          72.8%        89.9%              88.5%          90.62%
--------------------------------------------------------------------------------
Production (ounces)          42        3,047              1,890          11,122
Other (Purchased
 Material)
Tonnes Ore Processed      1,425        4,647             11,473          12,597
Average Grade
 (grams/tonne)             8.64        13.45               8.14            8.61
Recovery Rate (%)          95.4%        89.4%              97.2%           90.6%
--------------------------------------------------------------------------------
Production (ounces)          42        3,047              1,890          11,122

TOTAL PRODUCTION
 -VENEZUELA               7,167       12,476             21,279          32,340

VENEZUELA-COSTS

Cost Per Tonne of
Ore Processed          $  23.53     $  19.97        $     25.83        $  22.15

PRODUCTION COSTS (US$/OUNCE):

Cash Operating Costs   $    294     $    184        $       323        $    201
Royalties, Refining
 & Production Taxes    $     14     $     17        $        16        $     19
--------------------------------------------------------------------------------
Total Cash Cost Per
 Once                  $    309     $    201        $       339        $    220
--------------------------------------------------------------------------------

CRYSTALLEX
-----------
TOTAL GOLD PRODUCTION    23,007       28,110             70,405          81,316

TOTAL CASH COST
 PER OUNCE             $    252     $    222        $       266        $    235

--------------------------------------------------------------------------------

(1.) Crystallex owns 80% of El Callao Mining Corp, which in turn has a 51% interest in the net distributable cashflow from La Victoria. However, Crystallex has an 87.5% share of the cashflow from La Victoria until US$4.0 million of debt owing front El Callao Mining to Crystallex is repaid. Thereafter, Crystallex has a 75% share of the cashflow. Presently, there is no distributable cashflow, and Crystallex reports all production for their account

(2.)  Crystallex commenced mining at La Victoria in April 2001.

(3.) Ore from La Victoria, Tomi and purchased material is processed at the Company's Revemin mill.

SAN GREGORIO

Production at San Gregorio continued at budgeted levels during the third quarter. Gold production for the quarter was 15,840 ounces, comparable to the level for the similar period in 2001. Production for the first nine months of 2002 was 49,126 ounces, again similar to the 48,976 ounces produced during the same period last year. Total cash costs were US$226 per ounce for the third quarter 2002, an improvement of over 5% for the comparable period in 2001. Year to date total cash costs were US$234 per ounce, down from US$245 per ounce for the same period in 2001. The improvement in costs was principally attributable to productivity gains in the mill. Milling costs were US$5.60 per tonne of ore processed for the first nine months of 2002, a reduction of almost 7% from the full year 2001 cost of US$6.00 per tonne.

For 2002, San Gregorio is forecast to produce 66,000 ounces at total cash costs of US$234 per ounce. Present reserve estimates are sufficient to support production through the end of 2003.

LA VICTORIA AND REVEMIN MILL

During the third quarter, ore from La Victoria accounted for almost 98% of the ore processed by the Revemin mill. Small quantities of ore from the Tomi open pit mine and from material purchased from nearby concessions were processed through Revemin, principally during the first quarter of the year.

Production from the La Victoria open pit mine was 6,770 ounces for the third quarter, down from 7,633 for the similar period in 2001. For the nine month period, La Victoria produced 16,568 ounces as compared to 18,052 ounces in 2001, (mining operations commenced in April 2001 at La Victoria). Lower than planned tonnes mined and processed, combined with both lower grades and recoveries, materially reduced gold production from La Victoria in the second and third quarters of this year.

Lower than planned mining of waste and ore is reflected in the stripping ratio, which, at 2.9:1 for the nine months through September is below plan of 3.8:1. The strip ratio for the third quarter was 1.8:1. The total tonnes mined (waste and ore) was just over 1.0 million tonnes for the nine month period, as compared to a plan of 1.8 million tonnes. Waste stripping is behind schedule due to low equipment availability.

Ore grades have averaged 2.75 grams per tonne for the first nine months of 2002, as compared to 3.31 grams per tonne for the similar period last year. During the third quarter, however, La Victoria grades improved to 3.17 grams per tonne as mining progressed into higher grade zones.

Recovery of gold from La Victoria ore at Revemin averaged only 73% for the quarter and 77% for the first nine months of the year, down from last year's level of about 90%. Gold recovery has been negatively impacted since the transition into sulphide ore at La Victoria early in the second quarter of this year. Metallurgical testwork indicates that the refractory sulphide ore at La Victoria requires flotation and regrinding prior to leaching. Test results indicate that regrinding the flotation concentrates and then leaching should increase gold recovery to 90%. As described below, the Phase I Revemin expansion to 1,800 tonnes per day has budgeted for a flotation and regrind circuit.
The expansion was initially expected to be completed by this year, but is now expected to be operational by the end of the second quarter 2003.

Lower production significantly increased total cash costs for Venezuelan production to US$309 per ounce for the third quarter of 2002, up from US$201 per ounce for the comparable period in 2001. Similarly, total cash costs for the nine month period have increased 54%, from US$220 per ounce in 2001 to US$339 per ounce in 2002.

DEVELOPMENT PROJECTS

LAS CRISTINAS

On September 17, 2002, Crystallex and the CVG signed a definitive Mining Operation Agreement (the "Agreement") for the development of Las Cristinas 4, 5, 6, and 7. The Agreement provides Crystallex with the exclusive right to explore, design and construct facilities, exploit, process and sell gold from Las Cristinas. An official translated version of the Mining Operation Agreement is available on the Company's website.

During the third quarter, Crystallex paid the CVG US$15 million for the Las Cristinas data studies and infrastructure.

Crystallex has engaged an independent engineering consulting firm to undertake mineral resource modelling and geological verification work. The verification work will include a physical review of drill core, re-surveying drill holes and plotting a new database of drill hole locations, re-analyzing drill core to check against original assay data and performing twinned core drilling to confirm original drill hole results. The resource modelling should be completed early in the first quarter of 2003.

Crystallex has also started the process of holding discussions with a number of engineering firms regarding a Feasibility Study for Las Cristinas. The Company plans to select a firm by the end of the year.

REVEMIN MILL EXPANSION TO 1,800 TONNES PER DAY

A large new crusher was installed at the La Victoria pit as part of the mill expansion to 1,800 tpd and ultimately to 3,000 tpd. The crusher was commissioned in late September and reached a steady operating rate by mid October. The crusher is designed for the second phase mill expansion to 3,000 tonnes per day. Until that time it will be operated twelve hours per day at a rate of 1,500 tonnes per day.

The new crusher will immediately improve operations by eliminating both the bottlenecks that were experienced with the existing installed crushing equipment at the mill, and the need to transport boulders to the mill, thereby significantly reducing the maintenance cost on the highway haul trucks.

The US$2.4 million expansion budget includes flotation and a regrind mill which are expected to improve gold recoveries from La Victoria ore. These components will be ordered during the fourth quarter, with installation late in the first quarter of 2003. The expansion should be operational by the end of the second quarter 2003.

TOMI UNDERGROUND MINE

Development of the Tomi underground mine continued during the third quarter. A total of 153 meters were advanced bringing the total to 352 meters thus far, (297 meters of ramp and 55 meters of level development). It is expected that stope 1-A will be reached in early January and high grade underground ore should be mined and processed during the first quarter of 2003. Ore from the Tomi underground mine will be trucked about seventeen kilometres to the Revemin mill for processing. The Tomi ore does not have the same sulphide metallurgical characteristics as the La Victoria ore and recoveries of gold from Tomi are expected to exceed 90%.

ALBINO UNDERGROUND MINE

All permits have been received to commence the development of the Albino underground mine. A dewatering pump was received and installed on a newly constructed barge. The barge and pump will be transported from the Revemin mill to Albino. Dewatering will start early in the first quarter of 2003 and will take about two months.

FINANCIAL REVIEW

LIQUIDITY AND CAPITAL RESOURCES

Net Operating Cashflow (after working capital changes) was a utilization of C$8.44 million for the nine month period ended September 30, 2002, as compared with operating cashflow of C$4.49 million for the nine months in 2001. The decrease in cashflow was principally attributed to lower gold production and higher operating costs.

Cash and cash equivalents were C$1.56 million at the end of the third quarter 2002, down from C$7.90 million at the end of the preceding quarter. The reduction in cash was largely due to making the US$15 million payment to the CVG for the acquisition of the Las Cristinas data and infrastructure.

FINANCING ACTIVITIES

In September, the Company completed private placements of 3-year convertible debentures for an aggregate amount of US$12.09 million. The debentures carried interest rates ranging from 4.5% to 5.5%. In addition, the Company closed a short term, convertible US$2.2 million loan. A total of 2,023,590 warrants were issued as part of the private placement and loan financings.

Each warrant entitles the holder to acquire one common share of the Company. The debentures were issued to partly finance the US$15 million payment made to the CVG. As a result of the convertible debenture issue, long term debt increased to C$33,09 million at September 30, 2002, up from CS 18.71 million at June 30, 2002.

In addition, a total of 2,111,412 shares were issued during the quarter for C$3,505,728.

DERIVATIVE INSTRUMENTS

Derivative instruments outstanding at September 30, 2002:


--------------------------------------------------------------------------------
                            2002       2003      2004       2005       2006
--------------------------------------------------------------------------------
Fixed Forward Gold
 Sales(ounces)              18,363     76,848    82,608     41,130     39,996

Average Price Per Ounce    $   294   $    300  $    300   $    305    $   310

Written Gold Call
 Options(ounces)            21,000    105,852    71,456     34,932          0

Average Exercise Price
 Per Ounce                 $   317   $    305  $    300   $    295        n/a
--------------------------------------------------------------------------------

OUTLOOK

The Company expects to produce 92,000 ounces of gold at US$257 in 2002 at a total cash cost of $265 per ounce.

A significant waste stripping program will be undertaken at the La Victoria mine over the first three quarters of 2003. This should allow for a continuous supply of ore to the Revemin mill. Furthermore, upon completion of the mill expansion by the end of the second quarter of 2003, recovery of gold from La Victoria ore is expected to increase to approximately 90%.

The work on Las Cristinas resource modelling and geological verification is progressing on schedule and the Company expects to be in a position by early in 2003 to announce a mineral resource estimate. Completion of a full Feasibility Study is targeted for late in the second quarter or early in the third quarter of 2003. Under the terms of the Mining Operation Agreement, Crystallex has agreed to present a Feasibility Study to the CVG for approval by September 17, 2003 and to start production from the Las Cristinas deposits by May, 2004,

Crystallex closed two private placements during the week of November 25, 2002. The financings included a convertible note issue for gross proceeds of US$1.4 million and an issue of 2.2 million special warrants at a price of C$2.15 per special warrant, which raised gross proceeds of C$4.73 million. Proceeds from these financings will be used to continue the resource modelling for Las Cristinas, and advance developments at Revemin, La Victoria and the Tomi underground mine.

RISK FACTORS

The profitability of the Company depends upon several identified factors including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

REGULATORY AND ENVIRONMENT RISKS

The Company takes care to maintain compliance with the regulations prevalent in the countries within which it has activities. Concern for the environment has spawned several regulations with regard to mining in various countries. The Company believes that its environmental programs, developed internally in conjunction with local advisors, not only complies with but in some cases exceeds prevailing regulations. Costs relating to ongoing site restoration are expensed when incurred. The Company's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in costs estimated. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

About Crystallex:

Crystallex International Corporation is a Canadian based gold producer with operations and exploration properties in Uruguay and Venezuela. Crystallex shares are traded on the TSX and AMEX Exchanges and Crystallex is part of the S&PITSX Composite Index, the most widely followed benchmark index in Canada. Crystallex has been focused on strategic growth in South America and recently signed a definitive agreement with respect to the Las Cristinas mining properties in Venezuela and has taken possession of those properties. Crystallex is currently reviewing drill data and studies previously completed in preparation for the completion of a feasibility study to support its development plans for the properties.

For Further Information Contact:

A Richard Marshall, VP at (800) 738-1577
To receive previous Company releases: (800) 758-5804 ext. 114620
Visit us on the Internet: http://www.crystallex.com

Note:

This news release may contain certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934 as amended. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the beading "Risk Factor" and elsewhere in documents filed from tune to time with The Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities. The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

(Refer to financial statements)

                      CRYSTALLEX INTERNATIONAL CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2002

                         (Expressed in Canadian dollars)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)


================================================================================
                                                    September 30,   December 31,
                                                            2002           2001
-------------------------------------------------------------------------------

ASSETS


CURRENT

    Cash and cash equivalents                       $  1,561,379    $ 14,409,831

    Accounts receivable                                3,193,217       2,883,091

    Production inventories                             8,184,441       8,201,031

    Supplies inventory and prepaid expenses            1,286,680       2,120,752

    Marketable securities                                 97,156         235,901

    Due from related parties                              58,543           8,735
                                                    ------------    ------------
                                                      14,381,416      27,859,341

SECURITY DEPOSITS                                        192,885         306,218

LONG-TERM INVESTMENT SECURITIES (Note 3)               2,643,338       2,643,338

PROPERTY, PLANT AND EQUIPMENT (Note 5)               196,293,896     166,265,454

DEFERRED FINANCING FEES (Note 6)                         970,331       1,269,652
                                                    ------------    ------------
                                                    $214,481,866    $198,344,003
===============================================================================

                                  - continued -


        The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



===========================================================================================================

                                                                             September 30,    December 31,
                                                                                     2002            2001
-----------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
    Accounts payable and accrued liabilities                                 $  11,711,768    $  16,353,678
    Due to related parties                                                         171,867          437,506
    Deferred charges                                                               494,487          525,878
    Current portion of long-term debt                                            4,920,321        2,309,559
    Loan payable                                                                        --          300,000
                                                                             -------------    -------------

                                                                                17,298,443       19,926,621
RECLAMATION PROVISION                                                            1,110,232        1,250,151
LONG-TERM DEBT (Note 7)                                                         33,093,837       24,829,792
DEFERRED CHARGES                                                                    89,690          646,821
                                                                             -------------    -------------

                                                                                51,592,202       46,653,385
                                                                             -------------    -------------
MINORITY INTEREST                                                                5,364,381        7,752,099
                                                                             -------------    -------------
SHAREHOLDERS' EQUITY
    Capital stock
       Authorized
           Unlimited common shares, without par value Unlimited Class "A"
           preference shares, par value $50 Unlimited Class "B" preference shares, par value $250
       Issued
           December 31, 2001 - 79,347,194 common shares
           September 30, 2002 - 88,104,050 common shares                       191,678,722      169,766,113
    Equity component of  convertible notes                                         621,253          210,138
    Cumulative translation adjustment                                           (6,075,456)      (4,675,924)
    Deficit                                                                    (28,699,236)     (21,361,808)
                                                                             -------------    -------------

                                                                               157,525,283      143,938,519
                                                                             -------------    -------------
                                                                             $ 214,481,866    $ 198,344,003
===========================================================================================================

COMMITMENTS (Note 13)

ON BEHALF OF THE BOARD:

  "Marc J. Oppenheimer"     Director       "Harry J. Near"         Director
---------------------------            -------------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

==========================================================================================================================
                                                           Nine Month      Nine Month     Three Month     Three Month
                                                         Period Ended    Period Ended    Period Ended    Period Ended
                                                        September 30,   September 30,   September 30,  Septemeber 30,
                                                                 2002            2001            2002            2001
--------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                        $ 33,683,867    $ 42,231,265    $ 10,364,548    $ 13,632,900

OPERATING EXPENSES
    Operations                                             31,079,343      29,449,969       9,832,071      10,366,077
    Amortization and depletion                              5,630,429       6,486,082       1,927,444       2,029,715
                                                         ------------    ------------    ------------    ------------
                                                           (3,025,905)      6,295,214      (1,394,967)      1,237,108
                                                         ------------    ------------    ------------    ------------

EXPENSES
    Amortization                                              160,162          60,967          50,317          21,748
    Interest on long-term debt                              2,276,237       1,612,205       1,247,995         233,712
    General and administration                              5,142,214       4,239,504       1,823,633       1,362,804
                                                         ------------    ------------    ------------    ------------
                                                            7,578,613       5,912,676       3,121,945       1,618,264
                                                         ------------    ------------    ------------    ------------
Income (loss) before other items                          (10,604,518)        382,538      (4,516,912)       (381,156)
                                                         ------------    ------------    ------------    ------------

OTHER ITEMS
    Interest and other income                                 319,610         326,682         164,858         148,250
    Foreign exchange                                          761,861         103,542         625,548         155,889
    Minority interest                                       2,388,364          88,062         995,982          88,062
    Write-down of marketable securities                      (202,745)             --        (202,745)             --
                                                         ------------    ------------    ------------    ------------
                                                            3,267,090         518,286       1,583,643         392,201
                                                         ------------    ------------    ------------    ------------
INCOME (loss) for the period                             $ (7,337,428)   $    900,824    $ (2,933,269)   $     11,045
=====================================================================================================================
BASIC INCOME (loss) per share                            $      (0.09)   $       0.02    $      (0.03)   $       0.00
=====================================================================================================================
DILUTED INCOME (loss) per share                          $      (0.09)   $       0.01    $      (0.03)   $       0.00
=====================================================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING
    Basic                                                  82,721,034      59,215,145      85,686,891      71,766,472
    Diluted                                                82,721,034      61,112,230      85,686,891      74,223,757
=====================================================================================================================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

===================================================================================================================================
                                                                   Nine Month        Nine Month       Three Month       Three Month
                                                                 Period Ended      Period Ended      Period Ended      Period Ended
                                                                September 30,     September 30,     September 30,     September 30,
                                                                         2002              2001              2002              2001
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Income (loss) for the period                                 $ (7,337,428)     $    900,824      $ (2,933,269)     $     11,045
    Adjustments to reconcile income to net cash
      used in operating activities:
        Amortization and depletion                                  5,692,058         6,547,049         1,879,228         2,051,463
        Deferred charge                                              (588,522)               --           119,714                --
        Foreign exchange                                             (761,861)         (103,542)         (625,548)         (155,889)
        Interest on long-term debt                                  1,163,049            81,084           797,035                --
        Management fees                                               110,955            54,357            54,705            54,357
        Reclamation provision                                        (139,919)          337,191            14,939           165,341
        Minority interest                                          (2,388,364)          (88,062)         (995,982)          (88,062)
        Write-down of marketable securities                           202,745                --           202,745                --

    Changes in other operating assets and
      liabilities, (net of effects from purchase
      of subsidiaries):
        (Increase) decrease in accounts receivable                   (329,423)         (751,984)          760,492           421,925
        (Increase) decrease in production inventories                  15,169          (719,326)          353,901          (106,363)
        (Increase ) decrease in supplies inventory and
          prepaid expenses                                            824,649         1,344,542          (639,349)         (886,626)
        (Increase) decrease in due from related parties               (49,808)          (39,309)              776             6,703
        Increase (decrease) in accounts payable and
          accrued liabilities                                      (4,589,851)       (2,943,368)        1,182,583           352,723
        Decrease in due to related parties                           (265,639)         (129,057)          (75,760)         (208,499)
                                                                 ------------      ------------      ------------      ------------
Net cash provided by (used in) operating activities                (8,442,190)        4,490,399            96,210         1,618,118
                                                                 ------------      ------------      ------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES
        Purchase of subsidiaries (net of cash acquired)                    --        (9,946,780)               --        (8,209,409)
        Purchase of property, plant and equipment                 (34,740,884)       (1,936,016)      (31,567,572)        1,847,178
        Security deposits                                             113,333            29,569            35,391            (9,394)
        Purchase of marketable securities                             (64,000)               --                --                --
                                                                 ------------      ------------      ------------      ------------
Net cash used in investing activities                             (34,691,551)      (11,853,227)      (31,532,181)       (6,371,625)
                                                                 ------------      ------------      ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES
        Issuance of capital stock for cash                          4,872,409         2,214,355         3,505,728           178,200
        Debt borrowings                                            26,090,209         7,037,690        21,496,009         4,607,400
        Debt repayments                                              (653,363)         (866,111)         (117,203)         (128,243)
        Financing fees                                               (917,650)               --          (917,650)               --
                                                                 ------------      ------------      ------------      ------------
Net cash provided by financing activities                          29,391,605         8,385,934        23,966,884         4,657,357
                                                                 ------------      ------------      ------------      ------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
  EQUIVALENTS                                                         893,684          (506,180)        1,131,033           130,339
                                                                 ------------      ------------      ------------      ------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  (12,848,452)          516,926        (6,338,054)           34,189

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                     14,409,831         4,418,442         7,899,433         4,901,179
                                                                 ------------      ------------      ------------      ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                         $  1,561,379      $  4,935,368      $  1,561,379      $  4,935,368
===================================================================================================================================

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 11)

              The accompanying notes are an integral part of these
                       consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

=============================================================================================================================
                                                     Issued                   Capital Stock Subscribed
                                           ----------------------------    ------------------------------

                                                 Number                           Number
                                              of Shares          Amount        of Shares           Amount          Deficit
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                 59,154,221   $ 130,732,129        1,025,000    $   1,955,644    $ (21,430,202)

  Shares issued for cash                      1,800,443       2,787,589               --               --               --
  Shares issued for  management fees             65,466         104,550               --               --               --
  Shares issued for legal fees                1,200,000       2,385,000               --               --               --
  Shares issued  for mineral property         5,023,224       7,747,767               --               --               --
  Shares issued on conversion of notes        3,199,055       4,734,510               --               --               --
  Share issuance costs on conversion
   of notes and bank loan                            --        (941,171)              --               --               --
  Shares allotted for private placement       1,025,000       1,955,644       (1,025,000)      (1,955,644)              --


  Shares issued for private placement         3,111,111       6,956,333               --               --               --
  Shares issued for bank loan                 4,701,615      13,214,573               --               --               --
  Shares issued for broker fees                  67,059          89,189               --               --               --
  Equity component of convertible notes              --              --               --               --               --
  Translation adjustment                             --              --               --               --               --
  Income for the year                                --              --               --               --           68,394
                                          -------------   -------------    -------------    -------------    -------------
Balance at December 31, 2001                 79,347,194     169,766,113               --               --      (21,361,808)

  Shares issued for cash                      2,111,412       4,872,409               --               --               --
  Shares issued for management fees              42,612         110,955               --               --               --
  Shares issued for mineral property            282,554         873,182               --               --               --
  Shares issued for bank loan                   677,711       1,714,609               --               --               --
  Shares issued for finders fee                  35,430          78,655               --               --               --
  Shares  issued  on  conversion of notes     5,607,137      15,171,098               --               --               --
  Share issuance costs on conversion
    of notes                                         --      (1,118,437)              --               --               --
  Translation adjustment                             --              --               --               --               --
  Equity component of convertible
     notes                                           --         210,138               --               --               --
  Loss for the period                                --              --               --               --       (7,337,428)
                                          -------------   -------------    -------------    -------------    -------------
Balance at September 30, 2002                88,104,050   $ 191,678,722               --      $        --    $ (28,699,236)
=============================================================================================================================



=========================================================================================

                                                 Equity
                                              Component
                                                     Of      Cumulative
                                            Convertible     Translation
                                                  Notes      Adjustment            Total
----------------------------------------------------------------------------------------
Balance at December 31, 2000              $          --   $    (344,513)   $ 110,913,058

  Shares issued for cash                             --              --        2,787,589
  Shares issued for  management fees                 --              --          104,550
  Shares issued for legal fees                       --              --        2,385,000
  Shares issued  for mineral property                --              --        7,747,767
  Shares issued on conversion of notes               --              --        4,734,510
  Share issuance costs on conversion
    of notes and bank loan                           --              --         (941,171)
  Shares allotted for private placement              --              --               --


  Shares issued for private placement                --              --        6,956,333
  Shares issued for bank loan                        --              --       13,214,573
  Shares issued for broker fees                      --              --           89,189
  Equity component of convertible notes         210,138              --          210,138
  Translation adjustment                             --      (4,331,411)      (4,331,411)
  Income for the year                                --              --           68,394
                                          -------------   -------------    -------------
Balance at December 31, 2001                    210,138      (4,675,924)     143,938,519

  Shares issued for cash                             --              --        4,872,409
  Shares issued for management fees                  --              --          110,955
  Shares issued for mineral property                 --              --          873,182
  Shares issued for bank loan                        --              --        1,714,609
  Shares issued for finders fee                      --              --           78,655
  Shares  issued  on  conversion of notes            --              --       15,171,098
  Share issuance costs on conversion
    of notes                                         --              --       (1,118,437)
  Translation adjustment                             --      (1,399,532)      (1,399,532)
  Equity component of convertible
     notes                                      411,115              --          621,253
  Loss for the period                                --              --       (7,337,428)
                                          -------------   -------------    -------------
Balance at September 30, 2002             $     621,253   $  (6,075,456)   $ 157,525,283
=========================================================================================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)
===============================================================================

1.       NATURE OF OPERATIONS

         The Company is engaged in the production of gold and related activities including exploration, development mining and processing. These activities are conducted primarily in Venezuela and Uruguay.

         The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, changes in shareholders' equity and cash flows at September 30, 2002 and for the period then ended have been made. These financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2001. The results of operations for the period ended September 30, 2002 are not necessarily indicative of the results to be expected for the year ending December 31, 2002.

2.       SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES

         Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and all its subsidiaries. All significant inter-company balances and transactions have been eliminated.

         TRANSLATION OF FOREIGN CURRENCIES

         The accounts of subsidiaries, which are integrated operations, are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Exchange gains and losses are included in income for the year.

         The accounts of subsidiaries which are self-sustaining operations are translated using the current rate method. Under this method, assets and liabilities are translated at the year end exchange rates. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Exchange gains and losses are included in a separate component of shareholders' equity under cumulative translation adjustment.

         Financial statements of self sustaining subsidiaries' operating in hyper-inflationary economies are translated using the temporal method, until these subsidiaries' economies are no longer hyper-inflationary.

         Transaction amounts denominated in foreign currencies are translated into the local functional currency at exchange rates prevailing at transaction dates.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

===============================================================================


2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         MINERAL PROPERTIES

         (i) Property acquisition and mine development

         Property acquisition and mine development costs are capitalized on properties where proven and probable reserves exist, or when sufficient objective evidence exists to support a conclusion that it is probable non-reserve material will be produced, thereby supporting the recognition of an asset. Amortization is calculated using the units of production method based on estimated recoverable ounces of gold. Estimated recoverable ounces of gold include proven and probable reserves and non-reserve material when sufficient objective evidence exists to support a conclusion that it is probable the non-reserve material will be produced.

         In the determination of whether costs should be capitalized on individual properties, and the measurement of amortization and recoverability of the carrying amount of mining properties, the Company takes into account known proven and probable reserves as well as certain material that does not meet all the criteria required for classification as a proven or probable reserve. Management's determination as to whether the existence of non-reserve material should result in the capitalization of costs or whether the material should be included in the amortization and recoverability calculations is based on the existence of various circumstances, including, but not limited to: the existence and nature of known mineralization; the location of the property (i.e. whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the existence of proven and probable reserves on the property; whether the ore body is an extension of an existing producing ore body on an adjacent property; the results of recent drilling on the property; and the existence of a feasibility study or other analysis to demonstrate that the ore is commercially recoverable. When sufficient objective evidence exists to support a conclusion that it is probable non-reserve material will be produced, thereby supporting the recognition of an asset or contributing to the recovery of previously capitalized costs, the Company commences the capitalization of costs incurred and includes the material in amortization and impairment calculations.

         (ii) Properties in development

         Costs incurred on properties in development and major capital projects are capitalized until the assets are put into service, at which time the capitalized costs are amortized in accordance with the policies described above.

         (iii)  Exploration properties

         Acquired exploration properties are recorded at cost at the date of acquisition.

         PROPERTY EVALUATIONS

         The Company reviews and evaluates the recoverability of the carrying amounts of all its developed mineral properties and related buildings and equipment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves); estimated future commodity price realization (considering historical and current prices, price trends and related factors); and operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reduction in the carrying amount of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows are less than the carrying amount.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

===============================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         Estimates of future net cash flows are subject to risks and uncertainties. It is reasonably possible that changes in circumstances may occur which could affect those future net cash flows and consequently the recoverability of the Company's property, plant and equipment.

         DEFERRED EXPLORATION COSTS

         The Company defers all direct and indirect exploration costs relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or where management has determined there to be an impairment.

         VALUES

         The amounts shown for mineral properties and deferred exploration costs represent costs incurred to date and are not intended to reflect present or future values.

         FUTURE INCOME TAXES

         Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

         RECLAMATION COSTS

         The Company's policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine. The amount charged is based on management's estimation of reclamation costs to be incurred. The accrued liability is reduced as reclamation expenditures are made. Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

         Costs relating to ongoing site restoration are expensed when incurred. The Company's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in costs estimated. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

         REVENUE RECOGNITION

         Revenue from mining operations is recognized when gold is shipped to the refineries and collection of the sale is reasonably assured.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

===============================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         PRODUCTION INVENTORIES

         Production inventories of gold in process are stated at the lower of average production cost and net realizable value. It is possible that estimates of recoverable ore, grade and gold prices could change causing the Company to write-down production inventories.

         SUPPLIES INVENTORY

         Supplies inventory is valued at the lower of average and replacement costs.

         PLANT AND EQUIPMENT

         Plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization of plant and equipment used directly on exploration projects is included in deferred exploration costs and is charged against operations when the related property commences production. Amortization is being provided for using the straight-line method over periods ranging from 5 to 20 years.

         MARKETABLE SECURITIES

         Marketable securities are carried at the lower of cost and market value.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

         INCOME (LOSS) PER SHARE

         Basic income (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

         In accordance with the revised recommendations of the CICA, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments on diluted income per share. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and has no material impact on the amounts presented.

         LONG-TERM INVESTMENT SECURITIES

         Long-tern investment securities are stated at cost, unless there has been an other than temporary decline in value at which time the securities are written down and the unrealised loss is recognized in determination of net income.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

===============================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         COMMODITY INSTRUMENTS

         The Company uses derivative financial instruments including fixed forward contracts to manage its exposure to fluctuations in the market price of gold. The instruments are intended to reduce or eliminate the risk of falling prices on the Company's future gold production. Gains and losses on fixed forward contracts are recognized in gold revenues when the related designated production is delivered.

         The Company enters into commodity contracts in the normal course of its business to establish future sales prices and manage the future cash flow risks associated with price volatility of the commodities produced at its operating mines. Commodity contracts may be designated as hedges of financial risk exposures of anticipated transactions if, both at the inception of the hedge and throughout the hedge period, the changes in fair value of the contract substantially offset the effect of commodity price changes on the anticipated transactions and if it is probable that the transactions will occur. The Company regularly monitors its commodity exposures and ensures that contracted amounts do not exceed the amounts of underlying exposures.

         On October 24, 2000 the CICA Emerging Issues Committee issued EIC 113, "Accounting By Commodity Producers For Written Call Options", whereby written call options entered into on or after that date are recognized on the balance sheet as a liability measured at fair value with subsequent changes in the fair value of the liability recognized in earnings in the period of the change.

         STOCK-BASED COMPENSATION PLAN

         Effective January 1, 2002, the Company adopted the New CICA Handbook
         Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value-based method for employees awards. Any consideration paid by the option holders to purchase shares is credited to share capital. The adoption of this accounting policy has no effect on the financial statements of either the current period or prior periods presented.

         COMPARATIVE FIGURES

         Certain comparative figures have been adjusted to conform to the current year's presentation.

3.       SECURITIES

         The quoted market value of marketable securities at September 30, 2002 is $97,156 (December 31, 2001 - $269,718).

         The Company's investment in long-term investment securities consists of shares in a publicly listed company. The quoted market value of long-term investment securities at September 30, 2002 is $408,000 (December 31, 2001 - $610,000).

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

===============================================================================


4.       ACQUISITION

         Effective February 27, 2001, the Company acquired approximately 80% of the outstanding share capital of El Callao Mining Corp ("ECM") and, also from Bema Gold Corporation ("Bema"), assets related to ECM. The company, through its subsidiaries, is involved in mining activities and the exploration and development of mineral properties.

         The acquisition has been accounted for by using the purchase method, and can be summarized as follows:

         ===================================================================================================================
         Cash and cash equivalents                                                                 $      15,061
         Accounts receivable and other assets                                                            491,338
         Note receivable                                                                               2,240,780
         Property, plant and equipment                                                                21,924,939
         Accounts payable and accrued liabilities                                                       (648,712)
         Minority Interest                                                                            (8,909,425)
                                                                                                   --------------

         Consideration paid                                                                        $  15,113,981
         ===================================================================================================================

         Consideration paid consists of:
             Cash paid                                                                             $   9,782,009
             Common shares of the Company                                                              5,150,520
             Acquisition costs                                                                           181,452
                                                                                                   -------------

                                                                                                   $  15,113,981
         ===================================================================================================================


5.       PROPERTY, PLANT AND EQUIPMENT

         ===================================================================================================================

                                                                               September 30,        December 31,
                                                                                        2002                2001
         ---------------------------------------------------------------------------------------------------------------------
         Plant and equipment                                                   $  63,138,078       $  61,044,046
         Mineral properties                                                      143,977,802         112,781,913
         Deferred exploration costs                                               19,430,318          17,036,134
                                                                               -------------       -------------
                                                                                 226,546,198         190,862,093
         Less:  Accumulated amortization and depletion                           (30,252,302)        (24,596,639)
                                                                               -------------       -------------
                                                                               $ 196,293,896       $ 166,265,454
         ===================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

================================================================================


5.       PROPERTY, PLANT AND EQUIPMENT (cont'd.....)


         ==========================================================================================================================
                                                                                                     September 30,     December 31,
         MINERAL PROPERTIES:                                                                                  2002             2001
         --------------------------------------------------------------------------------------------------------------------------
         Albino 1 Concession                                                                         $  17,710,939    $  17,710,939
         Bolivar Goldfields properties                                                                  20,885,703       20,959,392
         Cristinas Concessions                                                                          73,866,761       42,641,589
         El Callao properties                                                                           26,795,322       26,795,322
         Knob Hill property                                                                                518,283          518,283
         Mineiro Concession                                                                                724,548          724,548
         Santa Elena, San Miguel and Carabobo Concessions                                                3,476,243        3,431,837
         Other                                                                                                   3                3
                                                                                                     -------------    -------------

                                                                                                       143,977,802      112,781,913
         Less:  Accumulated depletion                                                                   (7,419,820)      (6,217,282)
                                                                                                     -------------    -------------

                                                                                                     $ 136,557,982    $ 106,564,631
         ==========================================================================================================================


         ==========================================================================================================================
         DEFERRED                              Santa                                                       September      December
         EXPLORATION                           Elena                       San     Bolivar                       30,           31,
         COSTS:                  Albino     Carabobo       Mineiro    Gregorio  Goldfields   El Callao          2002          2001
         --------------------------------------------------------------------------------------------------------------------------
         Contracting         $  482,051  $  148,310     $       --   $      --  $4,694,746  $1,406,333   $ 6,731,440   $ 5,455,358
         Equipment rental
           and expenses         712,073      74,112             --   1,088,535     250,387      75,004     2,200,111     1,497,123
         Consulting fees        444,782      50,341             --          --          --          --       495,123       495,123
         Geology and
           engineering        2,294,197     195,225        413,336          --     688,563     183,506     3,774,827     3,587,668
         Field expenses         433,257      61,245        140,479     128,653          --          --       763,634       763,634
         Samples and
           geochemistry          33,613      48,047         60,175     113,034      62,597      18,751       336,217       319,202
         Travel                  41,640      85,246        102,420          --          --          --       229,306       229,306
         Wages                  792,309     102,972             --   1,276,596     563,370     191,516     2,926,763     2,715,823
         Drilling             1,572,976          --        173,853     226,068          --          --     1,972,897     1,972,897
                             ----------  ----------     ----------  ----------  ----------  ----------   -----------   -----------
                              6,806,898     765,498        890,263   2,832,886   6,259,663   1,875,110    19,430,318    17,036,134
         Less: Accumulated
           depletion           (644,232)         --             --    (704,377)   (338,288)   (112,544)   (1,799,441)   (1,350,050)
                             ----------  ----------     ----------  ----------  ----------  ----------   -----------   -----------
                             $6,162,666  $  765,498     $  890,263  $2,128,509  $5,921,375  $1,762,566   $17,630,877   $15,686,084
         ===========================================================================================================================


         ALBINO 1 CONCESSION

         By agreement with Albino Bonucci, dated December 23, 1992, the Company, through its subsidiaries, acquired a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. The consideration of $13.8 million to acquire the interest in the concession was fully paid by December 31, 1997. A 1% Net Smelter Return Royalty is payable to the Ministry of Energy and Mines ("MEM") from the proceeds of gold production.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

================================================================================


5.       PROPERTY, PLANT AND EQUIPMENT (cont'd.....)

         BOLIVAR GOLDFIELDS PROPERTIES

         During 2000, the Company acquired all of the outstanding share capital of Bolivar Goldfields A.V.V. This acquisition includes the Tomi concession, Revemin mill and exploration lands in Venezuela. The exploration lands include the Dividival I and II and the Belen II concessions in the El Callao greenstone belt in Venezuela.

         CRISTINAS CONCESSIONS

         In its previous annual and quarterly financial statements, the Company has noted the status of its ongoing legal proceedings to confirm its title rights to the Cristinas 4 and 6 concessions. On September 17, 2002, the Company entered into a mining agreement (the "Agreement") with the Corporacion Venezolana de Guayana ("CVG"), acting under the authority of the Venezuelan MEM and pursuant to Venezuelan mining law, under which the Company has been granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 gold deposits including the commercialization and sale of gold. The Agreement provides to the Company the full right to develop and exploit the Cristinas deposits and, as a result of entering into the Agreement, the Company considers the continuation of its legal proceedings to be unnecessary. A brief history of the events leading to the execution of the Agreement between the Company and the CVG follows.

         In July, 1991, the CVG entered into a shareholders' agreement with Placer Dome which, among other things, granted Placer Dome the right to develop the Deposits. Pursuant to that agreement, Minera de Las Cristinas S.A. ("MINCA") was incorporated to explore and, if economically feasible, exploit the Deposits. In February, 1992, CVG, in accordance with the foregoing agreement, entered into the MINCA Contract. There was no gold produced by MINCA under the terms of the MINCA Contract and, as a result, the CVG noted Placer Dome in default of its agreement. In July 2000, Placer Dome, by agreement with the CVG was given one year to attempt to find an approved buyer or joint venture partner to put the Deposits into production. In July, 2001, immediately prior to the expiry of that one year period, Placer Dome purported to transfer its interest in MINCA to Vannessa Ventures Ltd ("Vannessa") by transferring to Vannessa its share interest in Placer Dome Venezuela C.A., a Venezuelan holding company which in turn held the controlling interest in MINCA. Vannessa was not an approved buyer under the MINCA Contract and the CVG and the MEM have refused to recognize the transfer as a result of a change of control provision in the agreement. Upon expiry of the one year period, the CVG declared the MINCA Contract in default and gave notice to Placer Dome of the requisite cure period. After the end of the cure period, with the default still not cured, CVG immediately instituted the necessary proceedings to formally and legally terminate and cancel the MINCA Contract. The MINCA Contract was terminated by CVG in November, 2001 and pursuant to the mining law, the mining assets related to the Deposits reverted to the Republic of Venezuela. The CVG, on November 16, 2001, together with a representative of MEM, a representative of the National Comptroller Office (who received the assets for the Republic of Venezuela) and a judge (who made a formal record of the proceedings) took possession of the assets. In March 2002, the MEM passed Resolution 35 whereby the MEM declared the MINCA Contract terminated and repossessed the assets on behalf of the Republic of Venezuela. Presidential Decree No. 1,757 declared the Deposits reserved for the Republic of Venezuela and authorized the MEM to contract the direct exploitation of the area to the CVG. The MEM and the CVG entered into an agreement for the development of the Deposits and the MEM authorized the CVG to enter into a mine operating agreement with a third party. Under the authority of Decree No. 1,757 and the contract with MEM, CVG entered into the Agreement with Crystallex.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

================================================================================


5.       PROPERTY, PLANT AND EQUIPMENT (cont'd.....)

         The total cost incurred to September 30, 2002 was $73,866,761, which was comprised of $54,165,221 of payments in cash and $19,701,540 made through the issuance of common shares of the Company. This cost was comprised of property payment and finders' fees of $48,118,189 ($32,818,215 cash, $15,299,974 through shares), professional fees of $22,144,310 ($17,742,744 cash, $4,401,566 through shares valued at the prior 5 day weighted average trading price for the shares on the American Stock Exchange; including payments to related parties of $Nil during the nine months ended September 30, 2002 (Note 10), $105,129 during the year ended December 31, 2001, $Nil in 2000, $115,589 in 1999, $Nil in 1998, and $200,000 in 1997), and consulting fees (including cash payments of $433,333 paid to directors of the Company in 2001), travel and administrative costs.

         EL CALLAO PROPERTIES

         By an agreement dated September 12, 2000 and concurrently with the completion of the January 25, 2001 take-over bid, the Company acquired approximately 80% of the outstanding shares of ECM and, from Bema, assets related to ECM. As a result of the acquisition, the Company now controls the Lo Increible project in Venezuela.

         MINEIRO CONCESSION

         By an agreement dated March 11, 1997, the Company, through its interest in Diamond Company Ltda, acquired a 65% interest on the Mineiro concession, consisting of 9,600 hectares in Amapa State, Brazil. Pursuant to the terms of the agreement, the Company paid $366,987 and issued 100,000 common shares of the Company at a deemed value of $355,000.

         SAN GREGORIO MINING CONCESSION

         By an agreement dated October 2, 1998, the Company, through one of its subsidiaries, acquired a 100% interest in the San Gregorio mining concession in Uruguay. The Uruguayan government mining agency has granted the Company exploitation rights over the concession for 15 years subject to a net profit royalty.

         SANTA ELENA, SAN MIGUEL AND CARABOBO CONCESSIONS

         The Company entered into a joint venture agreement with Associacion Cooperative Minera del Sur R.L. ("ACOMISUR"), a mining cooperative, regarding the Santa Elena, San Miguel and Carabobo properties, all located in Bolivar State, Venezuela. Under this agreement, the Company's Venezuelan subsidiary will own 80% of the joint venture and ACOMISUR will own 20%, with the Company's subsidiary being the operator. The proven and probable reserves of the properties have not yet been determined.

         TITLE TO MINERAL PROPERTIES

         Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing, subject to the comments contained in this note. The properties in which the Company has committed to earn an interest are located in Uruguay, Venezuela and Brazil and the Company is therefore relying on title opinion by legal counsel who are basing such opinions on the laws of Uruguay, Venezuela and Brazil.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

================================================================================


6.       DEFERRED FINANCING FEES

         Deferred financing fees of $970,331, net of accumulated amortization of $243,725, (December 31, 2001 - $1,269,652, net of accumulated amortization of $396,587) relate to costs incurred in the issuance of the convertible notes financing and for a non-recourse credit facility.

7.       LONG-TERM DEBT

         =======================================================================================
                                                                  September 30,   December 31,
                                                                           2002           2001
         ---------------------------------------------------------------------------------------
         Bank loan                                                 $ 17,139,332   $ 17,820,718

         Convertible notes                                           20,874,826      9,318,633
                                                                   ------------   ------------

                                                                     38,014,158     27,139,351

         Less:  Current portion of the long-term debt                (4,920,321)    (2,309,559)
                                                                   ------------   ------------

                                                                   $ 33,093,837   $ 24,829,792
         =======================================================================================


         GOLD LOAN

         During 1998, the Company, through a subsidiary, entered into a non-recourse five-year bank credit facility of $24,532,800 or equivalent ounces of gold. The facility bears interest at the London Inter-Bank Offered Rate ("LIBOR") for United States dollar-denominated loans or the gold base rate for gold ounce-denominated loans plus an applicable margin, negotiated between both parties. The Company has the ability to repay the loan in either United States dollars, gold, or common shares of the Company. The loan was converted into a dollar denominated bank loan.

         The loan agreement contained certain financial and other covenants that must be maintained during the term of the loan. Assets of certain of the subsidiary companies had been pledged as collateral.

         BANK LOANS

         During 1998, Minera San Gregorio S.A. entered into a bank loan facility of $24,532,800. The facility bears interest at the LIBOR plus an applicable margin, negotiated between both parties. Certain equipment is secured against the loan. During 2000, Mineras Bonanza C.A. entered into a bank loan facility of $12,779,750. The facility bears interest at the LIBOR plus an applicable margin. The bank loan is secured by first mortgages over all the land, buildings and chattel of Mineras Bonanza, C.A. and Revemin II, C.A.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

================================================================================


7.       LONG-TERM DEBT (cont'd.....)

         During 2001, the credit facilities were combined into a new bank loan facility with the same interest rates and operating assets pledged as securities. As at September 30, 2002, principal payments due to retire the outstanding indebtedness are as follows:

         ======================================================================

         Year                                                   Amount (US$)
         ----------------------------------------------------------------------

         2003                                                   3,000,000
         2004                                                   1,240,000
         2005                                                   4,400,000
         2006                                                   2,058,000
         ======================================================================

         CONVERTIBLE NOTES

         The convertible notes are unsecured and bear interest in the range of non-interest bearing to 7% per annum. The notes are convertible by the holder at any time into common shares at a conversion price determined by recent average market price. The notes can be redeemed by the Company in cash or by delivery of common shares. Upon issuance, the liability component of the notes was valued at $20,874,826, representing the present value of the minimum future cash payments to be made by the Company. The remaining balance of $621,253 was classified in shareholders' equity as "equity component of convertible notes". Over the term of the debt obligation, an amount equal to the equity component will be accreted to the face value of the notes by the recording of additional interest expense.

8.       STOCK-BASED COMPENSATION

         As permitted by CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), the Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures are not required.

         ======================================================================

                                                              September 30,
                                                                       2002
         ----------------------------------------------------------------------

         Net loss to common shareholders                       $ (7,337,428)
         Compensation expense under Section 3870                   (280,702)
                                                               -------------

         Pro forma net loss                                    $ (7,618,130)
                                                               =============

         Pro forma basic and diluted loss per share            $      (0.09)
         ======================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

================================================================================


8.       STOCK-BASED COMPENSATION (cont'd.....)

         The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the period:

         =======================================================================

         Risk-free interest rate                                    2.97 %
         Expected life of options                                  2 years
         Annualized volatility                                        71 %
         Dividend rate                                                --
         =======================================================================


9.       CAPITAL STOCK

         At September 30, 2002, warrants were outstanding enabling the holders to acquire the following number of common shares:

         ======================================================================

                                                                       Weighted
                                                                        Average
                                                                      Remaining
         Range of                                      Number       Contractual
         Exercise Price                             of Shares      Life (Years)
         ----------------------------------------------------------------------

         US$1.02 to US$2.00                        5,678,324              1.21
         US$2.19 to US$2.84                        6,380,962              1.55
         ======================================================================

         The Company has a stock option plan enabling it to grant options to executive officers and directors, employees and consultants. Under the plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant.

         The following is a summary of the status of stock options outstanding at September 30, 2002:

         ===================================================================================================================
                                                              Outstanding Options                    Exercisable Options
                                               ---------------------------------------------      -------------------------

                                                                  Weighted
                                                                   Average          Weighted                       Weighted
                                                                 Remaining           Average                        Average
         Range of                                 Number       Contractual          Exercise         Number        Exercise
         Exercise Prices                       of Shares      Life (Years)             Price      of Shares           Price
         -------------------------------------------------------------------------------------------------------------------
         $0.85 to $1.00                        1,942,500              4.12            $ 0.98      1,942,500         $  0.98
         $1.41 to $1.75                        1,926,000              5.50            $ 1.52      1,926,000         $  1.52
         $2.00 to $2.65                        3,732,500              7.31            $ 2.23      3,732,500         $  2.23
         ===================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

===============================================================================


10.      RELATED PARTY TRANSACTIONS

         During the period, the Company entered into the following transactions with related parties:

         a) Paid or accrued consulting and management fees of $340,839 (September 30, 2001 - $402,335) to directors and an officer of the Company and companies related to directors and an officer of the Company.

         b) Paid or accrued legal fees of $Nil (September 30, 2001- $437,165) to a law firm related to a director of the Company (Note 5).

         Also see Note 13 Commitments.

         The amounts charged to the Company for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

11.      SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

         =================================================================================================================
                                                             Nine Month       Nine Month      Three Month      Three Month
                                                           Period Ended     Period Ended     Period Ended     Period Ended
                                                          September 30,    September 30,    September 30,    September 30,
                                                                   2002             2001             2002             2001
         -----------------------------------------------------------------------------------------------------------------
         Cash paid during the period for interest           $ 1,113,188      $ 1,531,121      $   450,960      $   879,692
         =================================================================================================================
         Cash paid during the period for income taxes       $        --      $        --      $        --      $       --
         =================================================================================================================


         Significant non-cash transactions for the nine month period ended September 30, 2002 included:

         i) The Company issued 42,612 common shares, with a value of $110,955, for management fees.

         ii) The Company issued 282,554 common shares, with a value of $873,182, for mineral property payment.

         iii) The Company issued 677,711 common shares, with a value of $1,714,609, for loan payment.

         iv) The Company issued 35,430 common shares, with a value of $78,655, for finders fee.

         v) The Company issued 5,607,137 common shares upon conversion of convertible notes and accrued interest in the amount of $15,171,098.

         vi) The Company applied $1,118,437 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

================================================================================


11. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd.....)

         Significant non-cash transactions for the nine month period ended September 30, 2001 included:

         i) The Company issued 65,466 common shares, with a value of $104,550, for management fees.

         ii) The Company issued 450,000 common shares, with a value of $531,000, for legal fees.

         iii) The Company issued 4,142,029 common shares, with a value of $5,574,487, to acquire El Callao Mining Corp.

         iv) The Company issued 2,723,355 common shares upon conversion of convertible notes and accrued interest in the amount of $3,376,759.

         v) The Company applied $240,696 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

         vi) The Company issued 1,025,000 common shares with a value of $1,955,644. for a private placement.

         vii) The Company issued 3,076,615 common shares, with a value of $8,554,548, for loan payment

         viii) The Company issued 67,059 common shares, with a value of $89,189, for broker fees.


12.      SEGMENTED INFORMATION

         The Company, after reviewing its reporting system, has determined that it operates in one reporting segment, that being gold mining and related activities. Accordingly, the Company's operating areas are considered segments for financial reporting purposes by geographical segments and are as follows:.

         ===================================================================================================================
                                                                 Nine Month      Nine Month     Three Month     Three Month
                                                               Period Ended    Period Ended    Period Ended    Period Ended
                                                              September 30,   September 30,   September 30,   September 30,
                                                                       2002            2001            2002            2001
         -------------------------------------------------------------------------------------------------------------------
         Operating revenue:
             Uruguay                                            $24,239,090     $29,175,755     $ 7,055,868     $ 8,649,449
             Venezuela                                            9,444,777      13,055,510       3,308,680       4,983,451
                                                                -----------     -----------     -----------     -----------
                                                                $33,683,867     $42,231,265     $10,364,548     $13,632,900
                                                                ===========     ===========     ===========     ===========
         Operating costs:
             Uruguay                                            $19,656,355     $20,756,116     $ 6,247,619     $ 7,881,416
             Venezuela                                           11,422,988       8,693,853       3,584,452       2,484,661
                                                                -----------     -----------     -----------     -----------
                                                                $31,079,343     $29,449,969     $ 9,832,071     $10,366,077
         ====================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

================================================================================


12.      SEGMENTED INFORMATION (cont'd.....)

         ============================================================================================================
                                                       Nine Month       Nine Month      Three Month      Three Month
                                                     Period Ended     Period Ended     Period Ended     Period Ended
                                                    September 30,    September 30,    September 30,    September 30,
                                                             2002             2001             2002             2001
         ------------------------------------------------------------------------------------------------------------
         Amortization and depletion:
             Uruguay                                  $ 3,682,323      $ 3,316,144      $ 1,269,877      $ 1,151,340
             Venezuela                                  1,948,106        3,169,938          657,567          878,375
                                                      -----------      -----------      -----------      -----------

                                                      $ 5,630,429      $ 6,486,082      $ 1,927,444      $ 2,029,715
                                                      ===========      ===========      ===========      ===========
         Operating Income (loss):
             Uruguay                                  $   900,412      $ 5,103,495      $  (461,628)     $  (383,307)
             Venezuela                                 (3,926,317)       1,191,719         (933,339)       1,620,415
                                                      -----------      -----------      -----------      -----------

                                                      $(3,025,905)     $ 6,295,214      $(1,394,967)     $ 1,237,108
         ============================================================================================================

         ============================================================================================================
                                                                                     September 30,    December 31,
                                                                                              2002            2001
         ------------------------------------------------------------------------------------------------------------
         Assets by geographic area:
             Brazil                                                                   $  1,545,581    $  1,547,163
             Canada                                                                      5,291,115      14,781,293
             Uruguay                                                                    31,099,780      37,549,429
             Venezuela                                                                 176,545,390     144,466,118
                                                                                      ------------    ------------

                                                                                      $214,481,866    $198,344,003
         ============================================================================================================


13.      COMMITMENTS

         AGREEMENT

         The Company entered into an agreement dated February 14, 1997 ("Call Agreement") whereby it acquired an exclusive call right to acquire all of the common shares of Ventures, which is owned by two directors of Crystallex. Ventures indirectly owns, as its sole material asset, the outstanding shares of Mael. The owners of Ventures have granted the Company an exclusive right to acquire all of the shares of Ventures at any time at the cost of those shares.

         The cost of acquiring the shares of Mael was initially US$30 million, of which US$6.5 million (Cdn$9.1million) was paid by the Company as of December 31, 1998. Effective April 30, 1999, Ventures and the vendor agreed to reduce the remaining portion of the purchase price from US$23.5 million to US$10 million plus 5 million warrants to purchase common shares of the Company at a price of US$2 per share. As of September 30, 2002, 4 million of the warrants have expired and 1 million remain outstanding. During 1999 and 2000, the US$10 million (Cdn$14.0 million) was fully paid through the issuance of shares, valued at the average closing sales price on the American Stock Exchange for the 30 days immediately preceding the issuance of the shares and by cash US$250,000 (Cdn$364,000). These payments have been capitalized as part of the property cost (see Note 5, Cristinas concessions).

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

===============================================================================


13.      COMMITMENTS (cont'd.....)

         The Call Right is irrevocable and unconditional, unless prior to its exercise a person together with any parties acting jointly or in concert with it acquires 20% or more of the outstanding voting shares of the Company without the approval of the Board of Directors. In such event, the call right will be terminated and Ventures and its shareholders will be required to dispose of the investment in Mael in a commercially reasonable manner with a view to maximizing the proceeds of such disposition. The net proceeds of disposition, whether represented by cash or securities, would be distributed after payment of liabilities to those persons who were shareholders of the Company immediately prior to the 20% ownership threshold being surpassed. Under the Call Agreement, the Company has the right to vote the shares of Ventures.

         PRECIOUS METAL CONTRACTS

         The Company's hedging policy provides for the use of fixed forward contracts to hedge the Company's expected annual gold production. At September 30, 2002, the Company had fixed forward contracts outstanding as follows:

         ===========================================================================================================

         YEAR                                         2002         2003          2004          2005          2006
         -----------------------------------------------------------------------------------------------------------
         Ounces                                     18,363       76,848        82,608        41,130        39,996
         Average Price (US$ per oz.)                   294          300           300           305           310
         ===========================================================================================================

         Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a stated price. The Company had written long-term gold call options in respect of 121,601 ounces at September 30, 2002. The options, which have an average strike price of US$298 per ounce, expire on various dates over the period of 2004. In addition, short term written call options in respect of 111,639 ounces of gold were outstanding at September 30, 2002 with an average strike price of US$310 and expiring from 2002 to 2003. In the event that they are exercised at their expiry dates, the Company has the ability to deliver production to meet the commitment.

         FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS

         Fair values of financial instruments and over-the-counter ("OTC") contracts are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well as time value, and by yield curve and volatility factors underlying the positions.

         The carrying amounts for cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and long-term debt on the balance sheet approximate fair value.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

===============================================================================

13.      COMMITMENTS (cont'd.....)

         CREDIT AND MARKET RISK

         The Company enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to hedge underlying revenue exposures arising from commodity prices and interest rates. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash, securities and fixed forward contracts and option contracts for metals. The Company places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

         The Company only uses OTC instruments in its metal program. These instruments are relatively straightforward contracts and involve little complexity. The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with its metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its activities.

         OTHER

         One of the Company's subsidiaries has outstanding a US$1.5 million letter of credit in connection with its environmental remediation plans.

14.      NET INCOME (LOSS) PER COMMON SHARE

         The following table outlines the calculation of basic and diluted net income (loss) per common share:

         ==========================================================================================================================

                                                                     Nine Month      Nine Month     Three Month      Three Month
                                                                   Period Ended    Period Ended    Period Ended     Period Ended
                                                                  September 30,   September 30,   September 30,    September 30,
                                                                           2002            2001            2002             2001
         --------------------------------------------------------------------------------------------------------------------------
         Numerator for basic net income (loss) per common share:
              Net income (loss) attributable to
              common shareholders                                  $ (7,337,428)   $    900,824   $ (2,933,269)     $     11,045
         Numerator for diluted net income (loss) per
         common share                                              $ (7,337,428)   $    900,824   $ (2,933,269)     $     11,045
         ==========================================================================================================================
         Denominator for basic net income (loss) per
         common share
           -weighted average number of outstanding
            shares                                                   82,721,034      59,215,145     85,686,891        71,766,472
              Effect of dilutive stock options and
              warrants                                                       --       1,897,085             --         2,457,285
                                                                   ------------    ------------   ------------      ------------
         Denominator  for dilutive  net income  (loss)
         per common share
           -adjusted weighted average number of
            outstanding shares                                       82,721,034      61,112,230     85,686,891        74,223,757
         ==========================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

================================================================================

15.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States of America ("United States GAAP").

         (1) STOCK BASED COMPENSATION

             The United States Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation", which became effective for fiscal years beginning after December 15, 1995. This statement requires the Company to establish a fair market value based method of accounting for stock based compensation plans. In 1996, for United States reporting purposes, the Company adopted SFAS No. 123 in accounting for its stock option plan. Canadian GAAP does not require the reporting of any stock based compensation expense in the Company's consolidated financial statements.

             The Company uses the Black-Scholes option pricing model to determine the fair value of employee stock options at the issuance date. In determining the fair value of these employee stock options, the following assumptions were used:

             ==================================================================
                                                      2002            2001
             ------------------------------------------------------------------

             Risk free interest rate                2.97  %          4.01  %
             Expected life                          2 years          2 years
             Expected volatility                      71  %           80  %
             Expected dividends                       --              --
             ==================================================================

             The application of SFAS No. 123 resulted in the reporting of compensation expenses in the amount of $280,702 and $534,638 for the nine month period ended September 30, 2002 and 2001, respectively.

             Following is a summary of the stock based compensation plan during 2002 and 2001:

             ===============================================================================================================
                                                                       September 30, 2002         September 30, 2001
                                                                      ---------------------      ---------------------
                                                                                   Weighted                   Weighted
                                                                                    Average                    Average
                                                                         Number    Exercise         Number    Exercise
                                                                      of shares       Price      of shares       Price
             -------------------------------------------------------------------------------------------------------------
             Outstanding and exercisable, beginning of period         7,707,000    $   1.70      6,315,292    $   1.52
             Granted                                                    350,000        2.23        515,000        2.11
             Exercised                                                 (456,000)       1.56       (190,000)       1.31
             Cancelled                                                       --          --        (83,292)       1.40
                                                                      ---------                  ---------
             Outstanding and exercisable, end of the period           7,601,000    $   1.73      6,557,000    $   1.58
             ============================================================================================================
             Weighted average fair value of options granted during
               the period                                            $     0.80                 $     1.04
             ============================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

===============================================================================


15.     UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

        (2) MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

            Under Canadian GAAP, mineral properties, including prospecting and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Expenditures for mine development are capitalized when the properties are determined to have economically recoverable proven reserves but are not yet producing at a commercial level. Prior to commencing commercial production, revenue relating to development ore, net of mining costs associated with its production, is offset against mine development costs. Mine development costs incurred to access reserves on producing mines are also capitalized. Capitalization of all exploration, development, and acquisition costs, commences once the Company identifies proven and probable reserves that relate to specific properties.

            Mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimates of proven and probable mineable reserves, future prices, operating costs, capital requirements and reclamation costs.

        (3) ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF

            For United States reporting purposes, the Company has adopted SFAS No. 144, "Accounting for the Impairment on Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed of". In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized. Management's estimates of gold prices, recoverable proven and probable reserves, operating capital, and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of the Company's investment in property, plant, and equipment. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur which could adversely affect management's estimate of the net cash flow expected to be generated from its operations.

            The Santa Elena, San Miguel and Carabobo, Cristinas 4 and 6 and Knob Hill properties, which have a total capitalized cost of $77,861,290 for Canadian reporting purposes, have been written down for United States reporting purposes, as they have no determinable proven or probable reserves. As a result of a study of gold reserves of its mineral properties, the Company has recorded a $31,269,578 (September 30, 2001 - $991,344) write-down of its investment in mineral properties for United States reporting purposes. Since the fair value of the Company's other properties exceed their capitalized cost, there has been no adjustment to the cost of these properties. The estimated fair value of the properties would vary if future conditions do not occur in accordance with these assumptions.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

===============================================================================


15.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         (4) MARKETABLE SECURITIES

             For Canadian GAAP purposes short term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the consolidated statements of operations.

             In May 1993, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which became effective for years beginning after December 31, 1993. The statement requires that certain investments be classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholders' equity until realized for available-for-sale securities, and included in earnings for trading securities. Under SFAS No. 115, the Company's investment in marketable securities in the amount of $299,901 would be classified as trading securities and its investment in long-term investment securities in the amount of $2,643,338 would be classified as available-for-sale securities.

         (5) ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

             Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities".

             At September 30, 2002, the Company's hedging contracts used to reduce exposure to precious metal prices, consisted of forward sales contracts. The Company settles these contracts through the physical delivery of production from its operations at the contract settlement dates. Therefore, the forward sales contracts meet the criteria for the normal purchases and sales exemption of SFAS No. 133, as amended by SFAS No. 138. Accordingly, recognition of the precious metals forward sales contract will continue to be deferred until settlement.

         (6) COMPREHENSIVE INCOME

             In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in shareholders' equity that result from recognized transactions and other economic events of the year, other than transactions with owners in their capacity as owners.

         (7) CONVERTIBLE NOTES

             Under Canadian GAAP, the Company presents the separate equity and liability components of the convertible notes. This accounting policy is not permitted under United States GAAP. Accordingly, additional interest expense determined under Canadian GAAP has been deducted to arrive at net loss and all proceeds allocated to the equity component of convertible notes would be classified as a non-current liability rather than equity under United States GAAP.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

===============================================================================


15.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         (8) RECENT ACCOUNTING PRONOUNCEMENTS

             In June 2001, the FASB approved the issuance of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001 will be subjective immediately to the non-amortization and amortized provisions of this statement

             In July 2001, FASB issued Statements of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("SFAS 143") that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003

             In October 2001, FASB issued Statements of Financial accounting Standards No. 144, "Accounting of the Impairment on Disposal of Long-lived Assets" ("SFAS 144"), which supersedes Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provision are applied prospectively.

             In April 2002, FSAB issued Statements of Financial Accounting No. 145, "Rescission of FASB Statements No 4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally SFAS 145 is effective for transactions occuring after May 15, 2002.

             The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

===============================================================================


15.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

            The impact of the above differences between Canadian GAAP and United States GAAP on the consolidated balance sheet items as reported, is as follows:

            =======================================================================================================================
                                                   September 30, 2002                              December 31, 2001
                                     ---------------------------------------------   ----------------------------------------------
                                                                    Balance as per                                  Balance as per
                                                                     United States                                   United States
                                        Balance as                       Reporting      Balance as                       Reporting
                                          Reported     Adjustments    Requirements        Reported     Adjustments    Requirements
            -----------------------------------------------------------------------------------------------------------------------
            Current assets           $  14,381,416   $          --   $  14,381,416   $  27,859,341   $      33,817   $  27,893,158

            Security deposits              192,885              --         192,885         306,218              --         306,218

            Long-term investment
                securities               2,643,338      (2,235,338)        408,000       2,643,338      (2,033,338)        610,000

            Property, plant and
                equipment              196,293,896        (765,498)    195,528,398     166,265,454        (765,498)    165,499,956

            Deferred financing fee         970,331              --         970,331       1,269,652              --       1,269,652

            Allowance for write-down
                of mineral properties           --     (77,861,290)    (77,861,290)             --     (46,591,712)    (46,591,712)
                                     -------------   -------------   -------------   -------------   -------------   -------------
                                     $ 214,481,866   $ (80,862,126)  $ 133,619,740   $ 198,344,003   $ (49,356,731)  $ 148,987,272
                                     =============   =============   =============   =============   =============   =============

            Current liabilities      $  17,298,443   $          --   $  17,298,443   $  19,926,621   $          --   $  19,926,621

            Reclamation provision        1,110,232              --       1,110,232       1,250,151              --       1,250,151

            Long-term debts             33,093,837         621,253      33,715,090      24,829,792         139,099      24,968,891

            Deferred charges                89,690              --          89,690         646,821              --         646,821

            Minority interest            5,364,381              --       5,364,381       7,752,099              --       7,752,099

            Shareholders' equity       157,525,283     (81,483,379)     76,041,904     143,938,519     (49,495,830)     94,442,689
                                     -------------   -------------   -------------   -------------   -------------   -------------

                                     $ 214,481,866   $ (80,862,126)  $ 133,619,740   $ 198,344,003   $ (49,356,731)  $ 148,987,272
            =======================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

===============================================================================


15.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         The impact of the above differences between Canadian GAAP and United States GAAP on income (loss) for the period would be as follows:

         ===================================================================================================================
                                                                Nine Month      Nine Month     Three Month     Three Month
                                                              Period Ended    Period Ended    Period Ended    Period Ended
                                                             September 30,   September 30,   September 30,   September 30,
                                                                      2002            2001            2002            2001
         -------------------------------------------------------------------------------------------------------------------
         Income (loss) for the period, as reported            $ (7,337,428)   $    900,824    $ (2,933,269)   $     11,045
             Compensation expense on granting of stock
              options                                             (280,702)       (534,638)       (280,702)       (461,277)
             Adjustments to mineral properties                 (31,269,578)       (991,344)    (28,497,509)     (1,879,976)
             Accretion of interest on convertible notes             31,726              --           8,987              --
             Unrealized loss on trading securities                      --         (99,761)             --        (293,983)
                                                              ------------    ------------    ------------    ------------
         Loss for the period in accordance with
          United States GAAP                                  $(38,855,982)   $   (724,919)   $(31,702,493)   $ (2,624,191)
         ===================================================================================================================
         Basic and diluted loss per share in accordance
          with United States GAAP                             $      (0.47)   $      (0.01)   $      (0.37)   $      (0.04)
         ===================================================================================================================

         The impact of the above differences between Canadian GAAP and United States GAAP on the consolidated statements of cash flows would be as follows:

         ===================================================================================================================
                                                                Nine Month      Nine Month     Three Month     Three Month
                                                              Period Ended    Period Ended    Period Ended    Period Ended
                                                             September 30,   September 30,   September 30,   September 30,
                                                                      2002            2001            2002            2001
         -------------------------------------------------------------------------------------------------------------------
         Cash flows provided by operating activities,
          Canadian GAAP                                       $ (8,442,190)   $  4,490,399    $     96,210    $  1,618,118
             Adjustments to mineral properties                 (30,634,320)       (399,960)    (28,518,683)       (233,982)
                                                              ------------    ------------    ------------    ------------
         Cash flows provided by operating activities
         United Stated GAAP                                    (39,076,510)      4,090,439     (28,422,473)      1,384,136
                                                              ------------    ------------    ------------    ------------
         Cash flows used in investing activities,
          Canadian GAAP                                        (34,691,551)    (11,853,227)    (31,532,181)     (6,371,625)
             Adjustments to mineral properties                  30,634,320         399,960      28,518,683         233,982
                                                              ------------    ------------    ------------    ------------
         Cash flows used in investing activities,
          United States GAAP                                    (4,057,231)    (11,453,267)     (3,013,498)     (6,137,643)
                                                              ------------    ------------    ------------    ------------
         Cash flows provided by financing activities,
           Canadian and United States GAAP                      29,391,605       8,385,934      23,966,884       4,657,357
                                                              ------------    ------------    ------------    ------------
         Effect of exchange rate changes on cash
          and cash equivalents                                     893,684        (506,180)      1,131,033         130,339
                                                              ------------    ------------    ------------    ------------
         Net increase (decrease) in cash and cash
          equivalents during the period                        (12,848,452)        516,926      (6,338,054)         34,189
         Cash and cash equivalents, beginning of period         14,409,831       4,418,442       7,899,433       4,901,179
                                                              ------------    ------------    ------------    ------------
         Cash and cash equivalents, end of period             $  1,561,379    $  4,935,368    $  1,561,379    $  4,935,368
         ===================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

================================================================================

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         ====================================================================================================================
                                                                    Nine Month     Nine Month      Three Month    Three Month
                                                                  Period Ended   Period Ended     Period Ended   Period Ended
                                                                 September 30,  September 30,    September 30,  September 30,
                                                                          2002           2001             2002           2001
         --------------------------------------------------------------------------------------------------------------------
         COMPREHENSIVE LOSS:

         Loss for the period in accordance with
          United States GAAP                                    $ (38,855,982)  $    (724,919)  $ (31,702,493)  $  (2,624,191)
         Net change in cumulative translation adjustments          (1,399,532)      2,509,203        (617,261)      1,675,695
         Net change in market value of available-for-sale
          securities                                                 (202,000)       (704,000)       (400,000)       (184,000)
                                                                -------------   -------------   -------------   -------------

         Comprehensive loss in accordance with
          United States GAAP                                    $ (40,457,514)  $   1,080,284   $ (32,719,754)  $  (1,132,496)
         ====================================================================================================================


         ====================================================================================================================
                                                                    Nine Month     Nine Month      Three Month    Three Month
                                                                  Period Ended   Period Ended     Period Ended   Period Ended
                                                                 September 30,  September 30,    September 30,  September 30,
                                                                          2002           2001             2002           2001
         --------------------------------------------------------------------------------------------------------------------
         ACCUMULATED OTHER COMPREHENSIVE LOSS:

         Accumulated other comprehensive loss,
          beginning of period                                   $  (8,048,600)  $  (3,023,189)  $  (7,733,020)  $  (2,216,506)
         Change in cumulative translation adjustments              (1,399,532)      2,509,203        (617,261)      1,675,695
         Change in value of available-for-sale securities            (202,000)       (704,000)       (400,000)       (184,000)
                                                                -------------   -------------   -------------   -------------

         Accumulated other comprehensive loss,
          end of period                                         $  (9,650,132)  $  (1,217,986)  $  (8,750,281)  $    (724,811)
         ====================================================================================================================

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                      Crystallex International Corporation
--------------------------------------------------------------------------------
(Registrant)


Date  December 3, 2002                               By /s/ Daniel R. Ross
    ------------------                                  ------------------------
                                                            (Signature)*

                  Daniel R. Ross, Executive Vice President and Corporate Counsel

      *Print the name and title of the signing officer under his signature